VIA EDGAR

Mr. Eranga Dias

Mr. Evan Ewing

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

March 24, 2023

Dear Messrs. Dias and Ewing:

Re:	Lanvin Group Holdings Ltd
Amendment No. 2 to Registration Statement on Form F-1
Filed February 24, 2023
File No. 333-269150

On behalf of Lanvin Group Holdings Limited (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 8, 2023 (the “Comment Letter”) with respect to Amendment No. 2 to Registration Statement on Form F-1 filed with the Commission on February 24, 2023 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement on Form F-1 (“Amended Registration Statement”) through EDGAR.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Amended Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form F-1

Preliminary Unaudited Revenues for the Year ended December 31, 2022, page 6

1.

We note that you disclose preliminary revenues for the year ended December 31, 2022 without providing any additional financial information. Since providing a single preliminary financial measure may not provide investors appropriate context, please revise your disclosure to provide additional quantitative information for fiscal year 2022. For example, if you disclose preliminary revenues for fiscal year 2022, you should also disclose preliminary net income (loss) or operating income (loss) for fiscal year 2022.

PARTNERS

Teresa Y Y Ko Robert S Ashworth Calvin C S Lai Thomas T Y Ng Arun Balasubramanian Simon J Weller* Grace Y H Huang K Tim Mak Alastair N C Mordaunt* Richard Wang Georgia K Dawson* Edward G Freeman John J H Choong Richard W Bird Daniel J French Richard J Perks Philip Q Li Matthew J O’Callaghan Bing X Guan Howie C H Farn Sarah X Su David W Yi

REGISTERED FOREIGN LAWYERS	*non-resident

Xin Liu (New York, USA)

Client Meeting Suite: 36th Floor, Two Exchange Square, Central, Hong Kong

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Amended Registration Statement to disclose the preliminary results of the cost of sales, marketing and selling expenses as well as general and administrative expenses for 2022, which the Company believes provides investors appropriate context. As the Company is still in the process of completing its audit of the financial statements for 2022, net income (loss) or operating income (loss) is currently not available with reasonable certainty.

If you have any questions regarding the Amended Registration Statement, please contact Howie Farn by phone at + 852 2913 2797 or via email at howie.farn@freshfields.com.

Yours faithfully

/s/ Freshfields Bruckhaus Deringer

Freshfields Bruckhaus Deringer

cc:

Yun Cheng, Chairman and Chief Executive Officer, Lanvin Group Holdings Limited

Kat Yu David Chan, Chief Financial Officer, Lanvin Group Holdings Limited

Roy Cheng, Chief Risk Officer, Lanvin Group Holdings Limited